Apollo Hospitals
CHENNAI
touching lives

SUPPL

Date : June 13, 2006

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C
20549-0302

Dear Sir,

Sub : Proceedings of the Extraordinary General Meeting held on 12th June 2006

Ref : Apollo Hospitals Enterprise Limited - File No. 82-34893

With reference to above, please find enclosed the proceedings of the Extraordinary General Meeting held on 12th June 2006 for your records.

Thanking you,

Yours faithfully,
For APOLLO HOSPITALS ENTERPRISE LIMITED

L. LAKSHMI NARAYANA REDDY
DY. GENERAL MANAGER – SECRETARIAL.

MINUTES OF THE EXTRAORDINARY GENERAL MEETING HELD ON MONDAY, 12TH JUNE 2006 AT RANI SEETHAI HALL, NO.603 ANNA SALAI, CHENNAI - 600 006.

Directors Present : (1) Dr. Prathap C Reddy, Chairman
(2) Ms. Preetha Reddy, Managing Director
(3) Ms. Suneeta Reddy, Executive Director - Finance
(4) Mr. N. Vaghul, Director
(5) Dr. Jennifer Lee, Director
(6) Mr. Khairil Anuar Abdullah, Director
(7) Mr. G. Venkatraman, Director

Members Present : 170
Proxies : 50

Dr. Prathap C Reddy, Executive Chairman extended a hearty and warm welcome to the Members present at the Extraordinary General Meeting and introduced the members of the Board to the Shareholders.

The Chairman requested Mr. S.K. Venkataraman, Chief Financial Officer and Company Secretary to read the Notice and with the permission of the members the Notice was taken as read.

Then the Chairman delivered speech to the members.

The Chairman explained to the members that the Company proposes to raise funds through issue of Securities in the international markets and issue of warrants to Promoters/Promoter Group to meet the fund requirements of its expansion activities viz., setting up of :-

APOLLO HOSPITALS ENTERPRISE LIMITED
General Office : Ali Towers, IIIrd Floor, # 55, Greams Road, Chennai - 600 006. Tel : 044-2829 0956, 2829 3896, 2829 3333 Extn : 5681, Telefax : 044-2829 0956 Grams : "APOLLO HOSP" E-mail : apolloshares@vsnl.net Website : www.apollohospitals.com

Regd. Off. : 19, Bishop Gardens, Raja Annamalaipuram, Chennai - 600 028

- Cardiac Centres
- Chest Pain Clinics
- Ambulatory Care Centres
- Retail Pharmacies

The Chairman informed the members that the Extraordinary General Meeting is convened to obtain members' approval for the issue of international securities to foreign investors and equity share warrants to Promoters on preferential basis and other related items.

Then Chairman invited questions from the shareholders on the resolutions and the following questions were raised:-

(i) The amount of the existing borrowing limits.
(ii) Issue of bonus shares
(iii) The need for issue of share warrants to Promoters at Rs.499.03 when the market price is Rs. 360-370 per share.

The Chairman then answered the above questions raised by the shareholders to their satisfaction.

Item No. 1 :-

Increase the Authorised Share Capital of the Company.

Chairman moved the following resolution as an Ordinary Resolution

"RESOLVED THAT pursuant to the provisions of Sections 16, 94 and all other applicable provisions, if any, of the Companies Act, 1956 (including any statutory modification or re-enactment thereof for the time being in force), the Authorised Share Capital of the Company of Rs. 70,00,00,000 (Rupees Seventy Crore) divided into :-

i) 6,00,00,000 equity shares of Rs. 10/- each ; and
ii) 10,00,000 Preference Shares of Rs. 100/- each

be and is hereby increased to Rs. 85,00,00,000 (Rupees Eighty Five Crore) divided into :-

i) 7,50,00,000 equity shares of Rs. 10/- each ; and
ii) 10,00,000 preference shares of Rs. 100/- each"

"RESOLVED FURTHER THAT the Memorandum of Association of the Company be and is hereby altered by substituting the existing Clause V thereof by the following:-

V. The Authorised Share Capital of the Company is Rs.85,00,00,000 (Rupees Eighty Five Crore) divided into:-

i) 7,50,00,000 equity shares of Rs. 10/- each; and

ii) 10,00,000 preference shares of Rs.100/- each

with or without voting rights with a power to consolidate or subdivide into such classes and to increase or reduce the capital whenever the circumstances warrant."

"RESOLVED FURTHER THAT for the purpose of giving effect to this resolution, the Board of Directors of the Company be and is hereby authorised to take all such steps and actions and give such directions as may be in its absolute discretion deem necessary and to settle any question that may arise in this regard."

Mr. T.S. Subramanian seconded the resolution. The Chairman put the resolution to vote by show of hands.

The resolution was passed with the requisite majority.

Item No. 2

Amendment to Articles of Association.

Mr. R. Shanmugam moved the following resolution as a Special Resolution

"RESOLVED THAT pursuant to the provisions of Section 31 and all other applicable provisions, if any, of the Companies Act, 1956 (including any statutory modification or re-enactment thereof for the time being in force), the existing Articles of Association of the Company be and is hereby altered by substituting the existing Article 4 with the following Article:

4. The Authorised Share Capital of the Company is Rs.85,00,00,000 (Rupees Eighty Five Crore) divided into:-

   i) 7,50,00,000 equity shares of Rs. 10/- each; and

   ii) 10,00,000 preference shares of Rs.100/- each

   with or without voting rights with a power to consolidate or subdivide into such classes and to increase or reduce the capital whenever the circumstances warrant.

"RESOLVED FURTHER THAT for the purpose of giving effect to this resolution, the Board of Directors of the Company be and is hereby authorised to take all such steps and actions and give such directions as may be in its absolute discretion deem necessary and to settle any question that may arise in this regard."

Mr. Ravichandran seconded the resolution. The Chairman put the resolution to vote by show of hands.

The resolution was passed with the requisite majority.

Item No. 3.

Increase in Borrowing Limits of the Company.

Mr. Subramaniyan moved the following resolution as an Ordinary Resolution

"RESOLVED THAT in supersession of the resolution passed by the members at the Annual General Meeting held on 19th September 2002, the consent of the Company be and is hereby accorded under the provisions of Section 293(1)(d) of the Companies Act, 1956, to the Board of Directors of the Company to borrow from time

to time all such sums of money as they may deem requisite for the purpose of the business of the Company notwithstanding that moneys to be borrowed together with the moneys already borrowed by the Company (apart from temporary loans obtained from the Company's bankers in the ordinary course of business) will exceed the aggregate of the paid up capital of the Company and its free reserves, that is to say, reserves not set apart for any specific purpose, provided that the total amount up to which moneys may be borrowed by the Board of Directors shall not exceed the sum of Rs. 2000 Crores at any time."

"RESOLVED FURTHER THAT for the purpose of giving effect to this resolution, the Board be and is hereby authorised to do all such acts, deeds, matters and things as it may in its absolute discretion deem necessary, proper, or desirable and to settle any question, difficulty, doubt that may arise in respect of the borrowing(s) aforesaid and further to do all such acts, deeds and things and to execute all documents and writings as may be necessary, proper, desirable or expedient to give effect to this resolution."

Mr. Ramaiah seconded the resolution. The Chairman put the resolution to vote by show of hands.

The resolution was passed with the requisite majority.

Item No. 4

Issue of Equity share warrants to Promoters/Promoter group.

Dr. Prathap C Reddy, Chairman, Ms. Preetha Reddy and Ms. Suneeta Reddy were interested in this item and requested Mr. N. Vaghul to chair the Meeting for this item. Mr. N. Vaghul took the chair and conducted the proceedings.

Mr. N. Vaghul moved the following resolution as a Special Resolution.

"RESOLVED THAT pursuant to Section 81 (1A) and other applicable provisions, if any, of the Companies Act, 1956, relevant guidelines of the Securities and Exchange Board of India (SEBI), listing agreement entered into with the Stock Exchanges and any other applicable laws/ rules / regulations and subject to the consent / approval

of any other authorities / institutions, consent of the company be and is hereby accorded to the Board of Directors to create, offer, issue and allot up to 12,65,000 Equity warrants on a preferential basis to the Promoters / Promoter Group(s) (hereinafter referred to as "Warrants") with each warrant convertible into one equity share of the company of nominal value of Rs.10/- each at a price of Rs. 499.03 which includes a premium of Rs. 489.03 per share not less than the price not less than the price calculated in accordance with Securities and Exchange Board of India (Disclosure and Investor Protection) Guidelines, 2000 (hereinafter referred to as "SEBI (DIP) Guidelines") for preferential allotment of equity shares/warrants and on such terms and conditions as may be decided and deemed appropriate by the Board of Directors of the Company (hereinafter referred to as the "Board" which shall be deemed to include any duly authorised committee thereof) at the time of issue or allotment."

"RESOLVED FURTHER THAT the 'relevant date' in relation to the issue of Warrants in accordance with the SEBI (DIP) Guidelines, would be 13th May 2006, being the date 30 days prior to the date of passing of this resolution."

"RESOLVED FUTHER THAT the issue of Warrants, if any, as above, shall be subject to the following terms and conditions:

1. The Warrants shall be convertible (at the sole option of the warrant holders) at any time within a period of 18 months from the date of allotment of warrants.

2. Each Warrant shall be convertible into one equity share of nominal value of Rs.10/- each at a price of Rs. 499.03 which includes a premium of Rs. 489.03 per share not less than the price not less than calculated in accordance with SEBI (DIP) Guidelines for preferential allotment of shares.

3. The Warrant holder(s) shall, on the date of allotment, pay an amount equivalent to 10% of the total consideration per warrant.

4. The warrant holder(s) shall, on the date of conversion, pay the balance 90% of the consideration towards the subscription to each equity share.

5. The amount referred to in (3) above shall be forfeited, if the option to acquire shares is not exercised within a period of 18 months from the date of allotment of warrants.

6. The number of warrants and the price per warrant shall be appropriately adjusted, subject to the Companies Act, 1956 and SEBI (DIP) Guidelines for corporate actions such as bonus issue, rights issue, stock split, merger, demerger, transfer of undertaking, sale of a division or any such capital or corporate restructuring.

7. The lock in of shares acquired by exercise of warrants shall be for a period of three years reduced to the extent of holding period of the Warrants."

"RESOLVED FURTHER THAT the Board be and is hereby authorised in its entire discretion to decide to proceed with the issue of the Warrants, to finalise the list of allottee(s) including the size and relative components of the same and for the purpose of giving effect to this issue or allotment of Warrants or Shares, the Board be and is hereby authorised on behalf of the Company to do all such acts, deeds, matters and things as it may at its discretion deem necessary or desirable for such purpose, including without limitation, appointment of consultants, solicitors, merchant bankers, or any other agencies as may be required, and entering into arrangements for listing, trading, depository services and such other arrangements and agreements as may be necessary, and also to seek listing of the equity shares representing the same in any Indian stock exchanges with power on behalf of the Company to settle any questions, difficulties or doubts that may arise in regard to any such issue, offer or allotment of Warrants and in complying with any Regulations, as it may in its absolute discretion deem fit, without being required to seek any further clarification, consent or approval of the members or otherwise to the end and intent that the members shall be deemed to have given their approval thereto expressly by the authority of this resolution."

"RESOLVED FURTHER THAT the Board be and is hereby authorised to issue and allot such number of Equity Shares as may be required to be issued and allotted upon conversion of the warrants and that the said equity shares shall be subject to the

Memorandum and Articles of Association of the Company and shall rank in all respects pari passu with existing equity Shares of the Company."

"RESOLVED FURTHER THAT the Board be and is hereby authorised to delegate all or any of the power herein conferred to any Committee of Directors or the Managing Director or any whole time Director or any other Officer or Officers of the company to give effect to the aforesaid resolution".

Mr. Devaraj seconded the resolution. The Chairman put the resolution to vote by show of hands.

The resolution was passed with the requisite majority.

Item No. 5.

Proposal of issue of Depository Receipts/ Convertible Warrants/ Foreign Currency Convertible Bonds on preferential allotment basis

Dr. Ariyanayagam moved the following resolution as a Special Resolution

a) "RESOLVED THAT in accordance with and subject to the provisions of Section 81, and all other applicable provisions, if any, of the Companies Act, 1956, Foreign Exchange Management Act, 1999 (including any statutory modification(s) or re-enactment thereof for the time being in force), and the applicable Rules, Guidelines, Regulations , Notifications and Circulars, if any, of the Securities and Exchange Board of India (SEBI), Reserve Bank of India (RBI) and other concerned and relevant authorities, and other applicable laws, if any, and relevant provisions of Memorandum and Articles of Association of the Company and subject to such approval(s), consent(s) permission(s) of Government of India (GOI) , RBI, SEBI and any other appropriate authorities, institutions or bodies, as may be necessary and subject to such conditions as may be prescribed by any of them while granting any such approval, consent, permission or sanction, consent of the Company be and is hereby accorded to Board of Directors (hereinafter called the "Board" which term shall be deemed to include any committee which the Board may have constituted or hereinafter constitute to exercise its powers including the power conferred by this

resolution) to issue, offer and allot pursuant to international / domestic offerings in one or more foreign markets, in one or more tranches whether in one or more currency, Equity Shares, Foreign Currency Convertible Bonds (FCCBs), Bonds, Global Depository Receipts (GDRs), American Depository Receipts (ADRs), or any other instrument ("Securities") secured or unsecured subscribed to in foreign Currency(ies) by Foreign Banks, Financial Institutions, Foreign Institutional Investors, Mutual Funds, Companies, other Corporate Bodies, Residents / Non-Resident Indians, Foreign Nationals and other eligible investors as may be decided by the Board (hereinafter referred to as "Investors") whether or not such investors are members of the Company in the aggregate / equivalent not exceeding USD 115 million (including green shoe option) in international offerings by way of public issue, rights issue, reservation on competitive basis, reservation on firm allotment basis, private placement, preferential allotment basis, etc. "

b) "RESOLVED FURTHER THAT without prejudice to the generality of the above, the aforesaid issue of Securities may have all or any terms or combination of terms including as to conditions in relation to payment of interest, additional interest, premia on redemption, prepayment and any other debt service payments whatsoever, and all such other terms as are provided in Securities offerings of this nature including terms for issue of such Securities or variation of the conversion price of the Security during the duration of the Securities and the Company is also entitled to enter into and execute all such arrangements as the case may be with any lead managers, managers, underwriters, bankers, financial institutions, solicitors, advisors, guarantors, depositories, custodians and other intermediaries in such offerings of Securities and to remunerate all such agencies including the payment of commissions, brokerage, fees or payment of their remuneration for their services or the like, and also to seek the listing of such Securities on one or more stock exchanges including international Stock Exchanges, wherever permissible."

c) "RESOLVED FURTHER THAT the Company may enter into any arrangement with any agency or body authorised by the Company for the issue of Securities in registered or bearer form with such features and attributes as are prevalent in capital markets for instruments of this nature and to provide for the tradability or free transferability thereof as per the domestic and / or international practice and regulations, and under the norms and practices prevalent in securities markets."

d) "RESOLVED FURTHER that the Board and/or an agency or body authorised by the Board may issue Depositary Receipt(s) or Certificate(s) or Shares, representing the underlying securities issued by the Company in registered or bearer form with such features and attributes as are prevalent in Indian and/or International capital markets for the instruments of this nature and to provide for the tradability or free transferability thereof, as per the Indian/International practices and regulations and under the norms and practices prevalent in the Indian/International markets."

e) "RESOLVED FURTHER THAT the Securities issued in foreign markets shall be deemed to have been made abroad and / or in the market and / or at the place of issue of the Securities in the international market and may be governed by the applicable laws.'

f) "RESOLVED FURTHER THAT the Board or any Committee thereof be and is hereby authorised to issue and allot such number of shares as may be required to be issued and allotted upon conversion of any Securities referred to in paragraph (a) above or as may be necessary in accordance with the terms of the offering, all such shares being pari passu with the then existing shares of the Company in all respects, as may be provided under the terms of the issue and in the offering document."

g) "RESOLVED FURTHER THAT such of these Securities to be issued as are not subscribed may be disposed off by the Board to such persons and in such manner and on such terms as the Board in its absolute discretion thinks fit in the best interest of the Company and as is permissible at law."

h) "RESOLVED FURTHER THAT for the purpose of giving effect to any issue or allotment of Securities or instruments representing the same, as described in paragraph (a) above, the Board or any Committee thereof be and is hereby authorised on behalf of the Company to do all such acts, deeds, matters and things as it may at its absolute discretion deem necessary or desirable for such purpose, including without limitation the entering into of underwriting, marketing and depositary arrangement and institution / trustees / agents and similar agreements / and to remunerate the Managers, underwriters and all other agencies / intermediaries by way of commission, brokerage, fees and the like as may be

involved or connected in such offerings of Securities, with power on behalf of the Company to settle any questions, difficulties or doubts that may arise in regard to any such issue or allotment as it may in its absolute discretion deem fit."

i) "RESOLVED FURTHER THAT the Board be and is hereby authorised to delegate all or any of the power herein conferred to any Committee of Directors or the Managing Director or any whole time Director or any other Officer or Officers of the company to give effect to the aforesaid resolution".

Mr. Vaidyanathan seconded the resolution. The Chairman put the resolution to vote by show of hands.

The resolution was passed with the requisite majority.

Vote of Thanks : The Meeting concluded with a vote of thanks by Mr.G.Venkatraman, Director.

For APOLLO HOSPITALS ENTERPRISE LTD.

S.K. VENKATARAMAN
Chief Financial Officer &
Company Secretary